

SEAFOOD

From The Sea To The Table


RECEIVED
JAN 12 2005
179

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

SUPPL

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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31/12/04


05005173

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 31/12/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited


SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

31 December 2004

Company Announcement Office
The Australian Stock Exchange Limited

ANNOUNCEMENT TO THE MARKET

SALE AND LEASE BACK OF GLADSTONE PROPERTIES

The Directors of Sam's Seafood Holdings Limited ("the Company") are pleased to announce that, Sam's Seafood Properties Ltd, a wholly owned subsidiary of the Company, has successfully sold its two properties in Gladstone, Queensland. The properties located at Lord St and Chapple St have been sold for $4m and $1.52m respectively.

The two properties have been undergoing extensive rebuilding and remodelling to accommodate the needs of the seafood distribution, retail and pre-prepared takeaway divisions of the Company.

The sale contracts have been signed and become unconditional although the exchange will not be consummated until the end of March 2005. Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned subsidiary of the Company, will lease back both properties.

The deal is in line with the Company's previously disclosed asset consolidation strategy and will contribute an estimated $1m before tax for the first half.

Ken Situ
Company Secretary